EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year ended December 31,					Three Months Ended March 31,
	2011(1)	2012(1)	2013(1)	2014(1)	2015	2015	2016
Earnings
Net (loss) income (controlling & non-controlling share of subsidiaries)	($376,421)	($311,116)	$35,480	$124,002	$405,460	$43,852	($39,200)
Add: income tax expense (recovery)	4,290	(14,406)	2,872	10,173	(16,767)	(995)	1,076
Add: loss (income) from equity investees	35,309	(79,211)	(136,538)	(128,114)	(102,871)	(20,749)	(15,417)
Add: fixed charges	157,761	209,694	200,931	262,596	271,396	62,271	78,857
Add: amortization of capitalized interest	4,461	5,849	5,382	4,851	5,131	889	2,154
Add: dividends from equity investees	15,505	14,878	15,395	33,389	106,078	45,000	—
Less: interest capitalized	(8,100)	(34,900)	(14,600)	(51,300)	(22,000)	(8,945)	(5,408)
Less: preference security dividends of subsidiaries	—	—	(7,461)	(12,217)	(19,312)	(2,719)	(22,834)

Earnings	($167,195)	($209,212)	$101,461	$243,380	$627,115	$118,604	($772)

Fixed Charges
Interest expensed	$137,604	$167,615	$181,396	$208,529	$242,469	$51,346	$72,203
Interest capitalized	8,100	34,900	14,600	51,300	22,000	8,945	5,408
Estimated interest expense in charter hire expense	12,057	7,179	4,935	2,767	6,927	1,980	1,246

Fixed Charges	$157,761	$209,694	$200,931	$262,596	$271,396	$62,271	$78,857

Ratios	<1.0x	<1.0x	<1.0x	<1.0x	2.3x	1.9x	<1.0x

(1)	The ratio of earnings to fixed charges was less than 1.0x.